Exhibit 99.1

9 May 2022

PureTech Health plc

PureTech Announces Share Buyback Programme Update

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercialising highly differentiated medicines for devastating diseases, announces that, in connection with the $50 million share buyback programme announced on 5 May 2022, it is now commencing purchases of the Company’s ordinary shares of one pence each (“Ordinary Shares”) (the “Programme”). The Programme will be carried out in tranches and is in line with the Company’s previously announced capital allocation strategy to balance investment in the continued growth of its business with potential returns of capital to shareholders.1

PureTech plans to execute the buyback in two tranches. In respect of the first tranche, PureTech announces that it has entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies, acting as principal during the period commencing on 9 May 2022 and ending on the earlier of exhaustion of funds associated with the first tranche or 8 May 2023 (subject to any regulatory objections or concerns), of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies will make its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. It is anticipated that the second tranche, subject to a separate instruction, will commence promptly on completion of the first tranche, subject to renewal of the requisite authority at the 2022 AGM.

The maximum number of Ordinary Shares that can be purchased under the first tranche of the Programme is 28,589,874 Ordinary Shares (being the maximum number of shares the Company is authorised to purchase pursuant to the authority granted by shareholders at the Company’s annual general meeting held on May 27, 2021).

The purpose of the Programme is to return capital to shareholders in line with the Company’s capital allocation strategy and to enable the Company to meet obligations arising from employee share option programmes, or other allocations of shares to employees of the Company or to members of the administrative, management or supervisory bodies of the Company, or an associate of the Company. Any shares repurchased for this purpose will be held in treasury.

Any purchase of Ordinary Shares under the first tranche of the Programme will be carried out on the London Stock Exchange and any other UK recognised investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on May 27, 2021, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018).

PureTech will announce any market repurchases of Ordinary Shares no later than 7.30 a.m. BST on the business day following the calendar day on which the repurchase occurred.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercialising highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders.

This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorisation, as of the date of PureTech’s most recently filed Annual Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including those related to the Company’s share buyback programme and any future purchases of its ordinary shares thereunder. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

1As set out in its 2021 Annual Report and Accounts and Announcement of Annual Results for the year ended December 31, 2021 published on April 26, 2022.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Sarkis

+1 774 278 8273

nichole@tenbridgecommunications.com